UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number     001-15819

☒ Form 10-K     ☐ Form 20-F      ☐ Form 11-K      ☐Form 10-Q     ☐ Form 10-D     ☐ Form N-SAR

☐ Form N-CSR

For Period Ended: December 31, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

PART I – REGISTRANT INFORMATION

KINGOLD JEWELRY, INC.
Full Name of Registrant

Former Name if Applicable

15 Huangpu Science and Technology Park
Address of Principal Executive Office (Street and Number)

Jiang’an District, Wuhan, Hubei Province, People’s Republic of China 430023
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company is filing an extension on Form 12b-25 with the U.S. Securities and Exchange Commission to allow for additional time to finalize its financial statements. First, several related and third party loans, gold leases and pledges were not properly recorded and disclosed during 2016. Second, because such loans required the Company to pledge gold in favor of the lenders, such pledged gold should have been reflected as investment in gold (restricted). The Company determined that certain gold reflected as inventory for production in 2016 should instead be reflected as investment in gold (restricted) since the Company had excess gold not to be used for production. As a result, the Company required additional time to file its annual report and to file amended filings on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016. The Company does not anticipate this will have a material impact on its operating results for any of the corresponding periods, and any change would be accretive to net income.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Zhihong Jia	+86 27	65694977
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has made a preliminary determination of the results of operations, which are subject to change prior to filing the annual report on Form 10-K.

2016 Financial and Operating Highlights (all results are compared to prior year)

·	Net sales were $1.42 billion compared to $1.00 billion; the 42% increase was mainly due to an increase in total sales volume and gold price
·	Processed a total of 75.4 metric tons [one metric ton = 35,274 ounces] of 24-karat gold products in 2016, an increase of 33.4% compared to 56.5 metric tons. This exceeded the Company’s previously announced guidance of between 60 metric tons and 65 metric tons
·	Gross profit increased 282% to $146.4 million from $38.3 million
·	Gross margin was 10.3% compared to 3.8%
·	Net income was $92.9 million, or $1.40 per diluted share, compared to $21.6 million, or $0.33 per diluted share
·	Book value per diluted share was $4.26 at December 31, 2016 compared to $4.03 at December 31, 2015
·	Completed the sale of its interest in the Shanghai Creative Industry Park, or the Kingold Jewelry Cultural Industry Park (the "Jewelry Park") for RMB 1.5 billion (approximately US $226 million) resulted in a gain of $63.2 million

2016 OPERATIONAL REVIEW

Metric Tons of Gold Sales
	Three Months Ended:
	December 31, 2016		December 31, 2015
	Volume	% of Total	Volume	% of Total
Branded*	9.9	50.3%	8.6	53.1%
Customized**	9.8	49.7%	7.6	46.9%
Total	19.7	100.0%	16.2	100%

	Year Ended:
	December 31, 2016		December 31, 2015
	Volume	% of Total	Volume	% of Total
Branded*	38.5	51.1%	28.9	51.2%
Customized**	36.9	48.9%	27.6	48.8%
Total	75.4	100.0%	56.5	100%

*	Branded Production:	The Company acquires gold from the Shanghai Gold Exchange to produce branded products.
**	Customized Production:	Clients who purchase customized products supply gold to the Company for processing.

For the three months ended December 31, 2016, the Company sold a total of 19.7 metric tons of gold, of which branded production was 9.9 metric tons, representing 50.3% of total gold sold, and customized production was 9.8 metric tons, representing 49.7% of total gold sold in the fourth quarter of 2016. In the fourth quarter of 2015, the Company sold a total of 16.2 metric tons, of which branded production was 8.6 metric tons, or 53.1% of the total gold sold, and customized production was 7.6 metric tons, or 46.9% of total gold sold.

For the year ended December 31, 2016, Kingold sold a total of 75.4 metric tons of gold, of which branded production was 38.5 metric tons, or 51.1% of total gold sold, and customized production was 9.8 metric tons, or 48.9% of total gold sold. In 2015, the Company sold a total of 56.5 metric tons of gold, of which branded production was 28.9 metric tons, or 51.2% of the total, and customized production was 27.6 metric tons, or 48.4% of the total.

2016 FINANCIAL REVIEW

Net Sales

Net sales for the three months ended December 31, 2016 was $357.6 million, representing an increase of $76.8 million, or 27.3%, from $280.8 million for the same period in 2015.

Net sales for the year ended December 31, 2016 was $1,420.6 million, an increase of 42.0% from the $1,000.2 million reported in the year of 2015. The increase in net sales was primarily driven by the 18.8 metric tons, or 33.4% increase in total sales volume, the increase in the average unit selling price in branded production resulting of $97.5 million increase in branded production, offset 21.5 million in currency translation loss.

Gross Profit

Gross profit for the three months ended December 31, 2016 was $21.4 million, compared to $9.6 million for the same period in 2015.

Gross profit was $146.4 million for the year ended December 31, 2016, compared to $38.3 million for the year of 2015. The increase in gross profit was due to the increase in total sales volume, the increase in unit selling prices of branded productions and sales volume of increased in customized production.

Gross Margin

The Company’s gross margin was 6.0% for the three months ended December 31, 2016, compared to 3.4% in the prior year period.

The Company’s gross margin for the 2016 fiscal year was 10.3%, compared to 3.8% in the prior year period. The substantial increase in gross margin was due to the increase of gross margin on branded production.

Net Income

Net income for the three months ended December 31, 2016 was $42.0 million, or $0.63 per diluted share based on 66.5 million weighted average diluted shares outstanding, compared to net income of $5.6 million in the prior year period, or $0.09 per diluted share based on 66.0 million weighted average diluted shares outstanding in the prior-year period. The Company reported a $63.2 million increase in other income during the fourth quarter from the transfer of the Company’s interest in the Jewelry Park. Net income for the year of 2016 was $92.9 million, or $1.40 per diluted share based on 66.3 million weighted average diluted shares outstanding, compared to net income of $21.6 million in the prior year, or $0.33 per diluted share based on 66.0 million weighted average diluted shares outstanding, in the prior year. The increase was primarily due to the same reasons described above.

KINGOLD JEWELRY, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2017	By:	/s/ Zhihong Jia
Zhihong Jia
Chairman, Chief Executive Officer and Principal Executive Officer